Clover Leaf Capital Corp.

1450 Brickell Avenue, Suite 1420

Miami, FL 33131

VIA EDGAR

April 26, 2024

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

Washington, D.C. 20549

Attention:	Ta Tanisha Meadows
Angela Lumley
Cara Wirth
Mara Ransom

Re:	Clover Leaf Capital Corp.
Amendment No. 2 to Registration Statement on Form S-4
Filed February 5, 2024
File No. 333-274851

Ladies and Gentlemen:

Clover Leaf Capital Corp. (the “Company”) hereby transmits its response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on February 21, 2024, relating to the Amendment No. 2 to Registration Statement on Form S-4, submitted by the Company to the Commission on February 5, 2024 (the “Registration Statement”).

For the Staff’s convenience, we have repeated below the Staff’s comments in bold and have followed each comment with the Company’s response. Disclosure changes made in response to the Staff’s comments have been made in Amendment No. 3 to the Registration Statement, which is being submitted to the Commission contemporaneously with the submission of this letter.

Amendment No. 2 to Registration Statement on Form S-4 Filed February 5, 2024

Background of the Business Combination

Description of Negotiation Process with Candidates Other Than Kustom Entertainment, page 95

1.	We note your revised disclosure in response to prior comment 4. To the extent that there were values associated with the terms included in the descriptions of Target A and Target B, please revise to include them here and include the basis for such valuations.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has amended its disclosure on pages 95–96 of the Registration Statement to include the requested information.

Description of Negotiation Process with Kustom Entertainment, page 96

2.	We note your revised disclosure in response to prior comments 4 and 6, including the proposed valuations of Kustom, presented by each of Clover Leaf and Digital Ally in connection with the non-binding letter of intent, executed on May 4, 2023. However, we note that the estimates prepared by Kustom and delivered to the Clover Leaf Board, along with the M&A comparables and comparable public company analysis were all prepared and/or delivered after May 4, 2023. To the extent that Clover Leaf and Digital Ally based their initial valuations on other estimates or valuations, please revise to state as much and identify such estimates or valuations. Please also include an explanation on how you arrived at a valuation of $11.14 per share.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has amended its disclosure on pages 96–97 of the Registration Statement to include the requested information.

3.	We note your revised disclosure in response to prior comment 5. Please revise to discuss how the parties agreed to seek a $10 million PIPE, the duration of the extension, and the revised terms of the earnout shares. Additionally, we note your statement at the bottom of page 96 regarding “the capital expenditure Target A could make prior to closing.” Please provide additional context for this statement, including the reason for this expenditure and why it would be made by Target A and in what amount, if known.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has amended its disclosure on page 97 of the Registration Statement to include the requested information.

4.	Update your disclosure to acknowledge whether or not Clover Leaf expects to be successful in securing PIPE financing prior to Closing.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has amended its disclosure on page 86 of the Registration Statement to include the requested information.

Recommendation of the Board and Reasons for the Business Combination, page 98

5.	We note your response to prior comment 7, however, your revised disclosure is unclear. Explain what you mean when you say that the Board “believed that the enterprise value/revenue multiple of such companies was not materially affected by their valuation,” when the multiples provided on pages 104-105 appear to have been derived from the valuation information presented on the same pages.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has amended its disclosure on page 100 of the Registration Statement to include the requested information.

Engagement of Financial Advisor to Clover Leaf, page 103

6.	We note your response to prior comment 10; however, we do not note any responsive revised disclosure with respect to any exclusions and/or limitations in connection with the Comparable Public Company Analysis and the Comparable Precedent M&A Transaction Analysis.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has amended its disclosure on page 105 of the Registration Statement to include the requested information.

U.S. Federal Income Tax Considerations

Redemption of Clover Leaf Class A Common Stock, page 128

7.	We note your amended disclosure in response to prior comment 12. Please revise the first sentence to state that the conclusions are the opinion of counsel and revise the description of the tax consequences of the redemption to address and express a conclusion for each material federal tax consequence. A description of the law is not sufficient. Rather, the tax opinion must opine on the material tax issues. If there is a lack of authority directly addressing the tax consequences of the transaction, conflicting authority or significant doubt about the tax consequences of the transaction, counsel may issue a “should” or “more likely than not” opinion to make clear that the opinion is subject to a degree of uncertainty. In such cases, counsel should explain clearly why it cannot give a “will” opinion. Refer to Sections III.C.1, III.C.2 and III.C.4 of Staff Legal Bulletin No. 19.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has amended its disclosure on page 129 of the Registration Statement to include the requested information.

Selling Stockholder and Plan of Distribution, page 206

8.	We note your revised disclosure in response to prior comment 17. We are assessing your response and may have additional comments.

Response: The Company respectfully acknowledges the Staff’s comment and will await further comments.

* * *

We thank the Staff for its review of this response. Should you have any questions or require any additional information, please do not hesitate to contact our legal counsel, Jessica Yuan, Esq. of Ellenoff Grossman & Schole LLP, at jyuan@egsllp.com or by telephone at (212) 370-1300.

Very truly yours,

Clover Leaf Capital Corp.

By:	/s/ Felipe MacLean
Name:	Felipe MacLean
Title:	Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP

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